BlueLinx
First Quarter 2018
Earnings Webcast







Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All of these forward-looking statements are based on estimates and assumptions made by our management that, although believed by us to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, strategy or actual results to differ materially from the forward-looking statements.

Forward looking statements in this presentation regarding the amount, composition and timing of potential synergies and cost savings that may or are expected to result from the combination involve risks and uncertainties in addition to those enumerated below, including, but not limited to, that the substantial challenges inherent in the combination of the two companies prevents identified cost synergies from being realized without adversely affecting current revenues and investments in future growth, that the integration process results in the distraction of the combined company's management, the disruption of BlueLinx's ongoing business or inconsistencies in its services, standards, controls, procedures and policies, any of which could adversely affect its relationships with customers, vendors and employees or its ability to achieve the anticipated benefits of the combination, that the integration of the two companies may take more time and be more costly than anticipated, and that identified cost saving opportunities might not be fully or timely realized.

Further, risks and uncertainties may include, among other things: changes in the prices, supply and/or demand for products that it distributes; inventory management and commodities pricing; new housing starts and inventory levels of existing homes for sale; general economic and business conditions in the United States; acceptance by our customers of our privately branded products; financial condition and creditworthiness of our customers; supply from our key vendors; reliability of the technologies we utilize; the activities of competitors, including consolidation of our competitors; changes in significant operating expenses; fuel costs; risk of losses associated with accidents; exposure to product liability claims; changes in the availability of capital and interest rates; adverse weather patterns or conditions; acts of cyber intrusion; variations in the performance of the financial markets, including the credit markets; and other factors described in the "Risk Factors" section in the Company's Annual Report on Form 10-K for the year ended December 30, 2017, its Quarterly Reports on Form 10-Q, and in its periodic reports filed with the Securities and Exchange Commission from time to time. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. Unless otherwise indicated, all forward-looking statements are as of the date they are made, and we undertake no obligation to update these forward-looking statements, whether as a result of new information, the occurrence of future events, or otherwise.

Some of the forward-looking statements discuss the company's plans, strategies, expectations and intentions. They use words such as "expects", "may", "will", "believes", "should", "approximately", "anticipates", "estimates", "outlook", and "plans", and other variations of these and similar words, and one or more of which may be used in a positive or negative context.

Immaterial Rounding Differences - Immaterial rounding adjustments and differences may exist between slides, press releases, and previously issued presentations.

Non-GAAP Financial Measures

BlueLinx reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company also believes that presentation of certain non-GAAP measures may be useful to investors. Any non-GAAP measures used herein are reconciled to the most directly comparable GAAP measures as set forth in the appendices hereto. The Company cautions that non-GAAP measures should be considered in addition to, but not as a substitute for, the Company's reported GAAP results.

We define Adjusted EBITDA as an amount equal to net income plus interest expense and all interest expense related items, income taxes, depreciation and amortization, and further adjusted to exclude certain non-cash items, and other adjustments to Consolidated Net Income, including, with respect to BlueLinx, compensation expense from SARs, one-time charges associated with the legal, consulting, and professional fees related to the Cedar Creek acquisition in first quarter of fiscal 2018, and interest charges in debt modification fees under the CMBS mortgage pay off in first quarter of fiscal 2018.

We present Adjusted EBITDA because it is a primary measure used by management to evaluate operating performance and, we believe, helps to enhance investors' overall understanding of the financial performance and cash flows of our business. However, Adjusted EBITDA is not a presentation made in accordance with GAAP, and is not intended to present a superior measure of the financial condition from those determined under GAAP. Adjusted EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. We believe Adjusted EBITDA is helpful in highlighting operating trends. We also believe that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an Adjusted EBITDA measure when reporting their results. We compensate for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than using GAAP results alone.

We believe supplementary GAAP-based information such as operating working capital and debt principal are helpful to investors in explaining the impacts of our operating efficiencies. Operating working capital is defined as current assets less current liabilities plus the current portion of long-term debt. Operating working capital is an important measure we use to determine the efficiencies of our operations and our ability to readily convert assets into cash. Debt principal is defined as the principal amount of debt payable at the stated period-end date and is used by management to monitor our progress in meeting our goals to reduce the debt on our balance sheet.

Key Highlights

First Quarter 2018

- Executed $110M of sale leaseback transactions on four locations

- Announced entering into an agreement to acquire Cedar Creek on March 12, 2018; Successfully closed Cedar Creek acquisition on April 13, 2018, creating an industry leader

- Integration of the combined company is expected to yield at least $50M in synergies annually



Cedar Creek Acquisition Highlights

The company's combined facilities and expanded product offerings have positioned the business for industry leadership



STRATEGIC RATIONALE

Enhances geographic presence and creates a leading building products wholesale distributor East of the Rockies with over 700 sales associates

Comprehensive product and services portfolio provides opportunity for accelerated growth

Diversified and established customer base will benefit from the combined company's expanded capabilities

Well-positioned to capitalize on a continued recovery in the U.S. housing market

Cost savings anticipated to be at least $50 million annually

Capital structure improves financial flexibility to support growth and long term deleveraging plan

Significant Cost Savings Potential

The combined company offers potential for significant cost savings to realize improved margins

COMMENTARY

- Significant identifiable and achievable cost savings of at least $50 million

  - Procurement savings generated from common suppliers

  - Network / fleet opportunity within common footprints

  - Large G&A opportunity a result of efficiency improvements

- Possibility of additional savings

- Dedicated leadership team established to execute integration plan

- Engaged third party experts to support integration planning and execution

- Opportunities to accelerate growth through broader product / service capabilities

- Total cost savings of ~$50 million represents ~1.5% of combined sales

- Estimated costs to achieve cost savings of $40 – $55 million

ESTIMATED $50M COST SAVINGS BY OPPORTUNITY



Network / Fleet Consolidation ~35%

Procurement ~45%

General & Administrative ~20%

Significant cost savings opportunities

ESTIMATED RUN RATE COST SAVINGS



$48 $50

$15

2018E   2019E   2020E

Clear path to achieving run-rate cost savings

A Complementary Combination Poised for Growth

Compelling combination has created a market leader with a strong breadth of product / service offering

OPERATIONS	SERVICES	NATIONAL FOOTPRINT



- 39 locations
- Headquarters in Atlanta, GA
- 2017 sales of $1.8 billion

- Distribution, milling & fabrication, "less-than-truckload" delivery, inventory stocking & automated order processing and backhaul services





- 31 locations
- Headquarters in Oklahoma City, OK
- 11 wood manufacturing, 6 molding, 6 timber and 2 prefinished siding facilities
- 2017 sales of $1.4 billion

- Distribution, milling & fabrication, custom moldings, inventory stocking & automated order processing, backhaul services and prefinished painting and staining services



Accelerating Market Demand Drivers Creates a Long Runway for Ongoing Value Creation

BlueLinx
America's Building Products Distributor

Room To Run: Growth of over 20% to reach historical average annual single family starts

- The combined company is well-positioned to continue to grow sales as leading economic indicators continue to paint a favorable picture for building products and its distribution

RESIDENTIAL CONSTRUCTION

- Meaningful multi-year growth projected
  - Supportive population demographics combined with aging housing stock
  - Favorable credit availability
  - Economics of buying remain favorable to renting

REPAIR & REMODELING SPENDING

- Strong and consistent recovery expected in R&R spending
  - Powerful ongoing, long-term demand drivers such as home ownership and housing prices
  - Consumer trends rebounding after prolonged period of "austerity" during the downturn

NEW RESIDENTIAL CONSTRUCTION MARKET EVOLUTION



1980-2015 median total starts: 1.42M
Prolonged period of below-average construction leaves room for significant "catch-up" growth
2.0
1.5
1.0
0.5
0.0
1995A
1996A
1997A
1998A
1999A
2000A
2001A
2002A
2003A
2004A
2005A
2006A
2007A
2008A
2009A
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018E
2019E
2020E
Single-family Housing Starts
Multi-family Housing Starts

HOME IMPROVEMENT SPENDING



($bn)
'17E – '20E CAGR: 2.7%
$400
$350
$300
$250
$200
$150
$100
$50
$0
1992A
1993A
1994A
1995A
1996A
1997A
1998A
1999A
2000A
2001A
2002A
2003A
2004A
2005A
2006A
2007A
2008A
2009A
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017E
2018E
2019E
2020E
Consumer Market
Professional Market

Source: Historical information from U.S. Census Bureau and Home Improvement Research Institute; future projections for housing starts and home improvement spending based on median of industry research projections through 2018 and management extrapolations thereafter

Strategic Initiatives



1 Successful Integration of Two Companies

- Over $3 billion of addressable spend for cost savings opportunities

- Identifiable and achievable cost savings of at least $50 million through network/fleet consolidation, G&A and procurement

- Dedicated leadership team assigned to integration

2 Emphasize Sales Growth

- Emphasize local customer interaction to grow market share

- Develop and deploy best practices in selling processes

- Utilize broad product offering across vast distribution network

3 Enhance Margins

- Emphasis on products and markets with high margin profiles

- Differentiate offering based on customer characteristics

- Maintain price discipline with systematic pricing processes



Financial Overview

Executive Summary – First Quarter 2018 Highlights

- Net Sales of $437.5 million, up $8.9 million from Q1 2017

- Gross Profit of $55.3 million, up $0.9 million from Q1 2017

- Gross Margin of 12.7%
  - Specialty Product Margin of 15.0%, up 50 basis points from Q1 2017
  - Structural Product Margin of 9.9%, up 10 basis points from Q1 2017

- Net loss of $13.4 million in Q1 2018, $14.0 million lower than Q1 2017
  - Stock Appreciation Rights expense of $8.9 million
  - Professional fees related to Cedar Creek acquisition of $3.6 million
  - Interest charges of $2.2 million in debt modification fees under the CMBS mortgage payoff

- Adjusted EBITDA of $8.1 million, up $0.7 million from Q1 2017
  - Best first quarter on record

- Elimination of mortgage debt of approximately $98.0 million from Q1 2018

Net Sales and Gross Margin

In millions



Net Sales

$428.6 — Net Sales Q1 '17
$437.5 — Net Sales Q1 '18
+$8.9



Gross Margin

Specialty: 13.0% (Q1 '15), 13.6% (Q1 '16), 14.5% (Q1 '17), 15.0% (Q1 '18)

Structural: 7.3% (Q1 '15), 9.2% (Q1 '16), 9.8% (Q1 '17), 9.9% (Q1 '18)

- Net sales increased by $8.9 million or 2.1% from the same quarter last year

- Led by our structural sales benefiting from strong commodity markets

- Gross Margin 12.7%
  - Specialty Gross margin for Q1 2018 increased 50 basis points from Q1 2017
  - Structural Gross margin for Q1 2018 increased 10 basis points from Q1 2017

BlueLinx / Cedar Creek Acquisition

BlueLinx
America's Building Products Distributor

FY17 Combined Unaudited Financials



$3.2B
$1.4B
$1.8B
$131M
~$50M[1]
$18M
$63M
$154M
~$50M
$60M
$44M
Net Sales
Net Income
Adjusted EBITDA
BXC
CC
Expected Run-Rate Cost Savings

Transaction Overview

- $413M purchase price
  - $345M cash
  - $68M assumed value of capital leases
- Transaction was significantly and immediately accretive to EPS
- Combined company should generate significant free cash flow
- Transaction Financing:
  - $750M ABL revolver (inclusive of $150M uncommitted accordion feature), LIBOR + 1.75% to 2.25%, maturity of October 10, 2022
  - $180M term loan, LIBOR + 7.00%, maturity of October 13, 2023
- Cash and Excess Availability was approximately $157 million at closing

(1) Excluding the effects of Federal and State taxes

13



Appendix

Adjusted EBITDA

(In thousands) (Unaudited)		2018	2017
		Q1	Q1
Net (loss) income	$	(13,427)	$ 584
Adjustments:			
Depreciation and amortization		2,665	2,363
Interest expense		8,480	5,242
(Benefit from) provision for income taxes		(1,539)	33
Gain from sales of property		—	(6,700)
Share-based compensation expense		9,200	765
Multi-employer pension withdrawal		—	4,500
Restructuring, severance, and legal		272	536
Amortization of deferred gain		(1,171)	—
Merger and acquisition costs[1]		3,592	—
Adjusted EBITDA	$	8,072	$ 7,323

[1] Reflects primarily legal, consulting, and professional fees related to the Cedar Creek acquisition

Debt Principal

	(In thousands) (Unaudited)			
	2018		**2017**	
	Q1		**Q1**	**Change**
Revolving credit facility - principal	$ 223,336	$	221,228	$ 2,108
Mortgage - principal	—		99,435	(99,435)
Total	$ 223,336	$	320,663	$ (97,327)

Operating Working Capital

	(In thousands) (Unaudited)		
	2018	**2017**	
	Q1	**Q1**	**Change**
Current assets:			
Cash	$ 7,069	$ 5,185	$ 1,884
Receivables, less allowance for doubtful accounts	162,904	160,068	2,836
Inventories, net	228,849	214,658	14,191
Other current assets	18,911	18,271	640
Total current assets	$ 417,733	$ 398,182	$ 19,551
Current liabilities:			
Accounts Payable [1]	$ 128,419	$ 118,543	$ 9,876
Accrued compensation	4,815	5,071	(256)
Current maturities of long-term debt, net of discount	—	2,246	(2,246)
Other current liabilities	25,580	13,273	12,307
Total current liabilities	$ 158,814	$ 139,133	$ 19,681
Operating working capital	$ 258,919	$ 261,295	$ (2,376)

[1] Accounts payable includes bank overdrafts

Reconciliation of GAAP to Adjusted Measures

2017 Adjusted EBITDA Reconciliation (In millions) (Unaudited)					
	BlueLinx		**Cedar Creek**		**Combined**
Net income	$	63	$ 18	$	81
Adjustments:					
Depreciation and amortization		9	17		26
Interest expense		21	10		31
Provision for (benefit from) income taxes		(53)	12		(41)
Other		4	3		7
Adjusted EBITDA	$	44	$ 60	$	104

Note: Combined Adjusted EBITDA shown exclusive of expected cost savings benefits

Remaining Net Operating Losses[1] (NOLs)

In millions


$158.2
$69.5
$88.7
Remaining NOLs FY 2017[2]
NOLs used against Q1 2018 real estate gains, net of pre-tax losses
Remaining NOLs Q1 2018[2]

- We continue to execute on our deleveraging strategy and anticipate effectively utilizing our remaining NOLs

[1] Net Operating Losses listed above consists of only Federal NOLs
[2] NOLs used are estimated until the applicable tax return is filed. Actual usage may be different from these current estimates.





Please reference our
Earnings Release and 10-Q
available on our website
www.BlueLinxCo.com

